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                                                                     EXHIBIT 2.3
                                 AGREEMENT FOR
                          LABORATORY TESTING SERVICES

     THIS AGREEMENT is made and entered into this the 31st day of January, 1997, by and between PATHOLOGY LABORATORIES, LTD., a Mississippi corporation ("PLL") and LABORATORY SPECIALISTS OF AMERICA, INC., an Oklahoma corporation ("LSAI").

                                  WITNESSETH:

     WHEREAS, LSAI is engaged in providing forensic drug testing services to corporate and institutional customers; and

     WHEREAS, PLL is a duly licensed pathology testing laboratory which is also engaged in providing forensic drug testing services; and

     WHEREAS, simultaneously with the execution of this Agreement, PLL and LSAI have entered into an Asset Purchase Agreement (the "Asset Purchase Agreement") for the purchase by LSAI of certain assets of PLL, including PLL's customer base, related to the operation of PLL's forensic drug testing operations, which transaction is anticipated to be consummated (the "Closing") on or about January 31, 1997; and

     WHEREAS, LSAI anticipates that a limited period of time will be required, beginning on the date following the Closing and ending February 28, 1 997 (the "Transition Period"), for LSAI to prepare to assume the forensic drug testing responsibilities at its own facility, and LSAI desires to engage the services of PLL to provide forensic drug testing services during the Transition Period; and

     WHEREAS, PLL desires to provide such forensic drug testing services upon the terms and conditions herein set forth.

     NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement, the parties agree as follows:

     1. Forensic Drug Testing Services. PLL hereby agrees to perform all forensic drug tests during the Transition Period for the customers of LSAI.
Said tests shall be performed at the main laboratory facility of PLL located in Hattiesburg, Mississippi. PLL will make consultative services available to LSAI with respect to interpretation of test results and testing methods for all tests performed.

     2.   Specimen Collection and Transportation.

     A. PLL agrees to collect all specimens and samples for forensic drug testing to be performed under this Agreement at the following collection sites maintained by PLL :

     3080 Milam, Beaumont, TX             1245 Broad Avenue, Gulfport, MS
     4200 Mamie Street, Hattiesburg, MS   7 Lakeland Circle, Jackson, MS
     51-C Tacon Street, Mobile, AL        415 Bienville Street, Natchitoches, LA
     5640 Read Blvd., New Orleans, LA     4213 Saxon Street, Metaire, LA
     1101 Audobon Avenue, Thibodaux, LA

PLL shall assure that all specimens and samples are collected and prepared in compliance with all laws and regulations concerning the handling of such specimens and that such services are performed in conformance with accepted forensic practice.

     B. PLL agrees to provide courier services on a regular basis for the transportation of specimens and samples from the PLL collection sites listed in Paragraph A to PLL's Hattiesburg facility. The schedule for such courier services will be set by PLL at its sole discretion.
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     3.   Billing and Collection.

     A. PLL shall directly bill each customer of LSAI for all forensic drug testing services performed under the terms of this Agreement. All such billing shall be done in accordance with PLL' s standard billing practices, but in no event later than the date required for reporting to LSAI under the provisions of Paragraph B of this Section. All accounts receivable resulting from such billing shall be and remain an asset of PLL.

     B. Within the sixty (60) day period following the end of the Transition Period or other termination of this Agreement, PLL shall provide to LSAI a written report of the gross billings and discounts allowed by client for the forensic drug testing services performed by PLL under this Agreement.

     4.   Compensation to PLL.

     A. For all services rendered, pursuant to the terms of this Agreement, PLL shall be compensated by LSAI by the retention of an amount equal to ninety-five percent (95%) of the "Net Billings" for the forensic drug testing services performed by PLL under this Agreement, less the direct costs of operating the Greenville, South Carolina office during the term of this Agreement. For this purpose, "Net Billings" shall mean total gross billings for forensic drug testing services rendered under this Agreement less any contractual discounts. The direct costs of operating the Greenville, South Carolina office shall include, but not necessarily be limited to, rent expense, employee compensation and benefits, communication costs, sales costs, and transportation costs.

     B. On the last day of the Transition Period, LSAI shall pay to PLL the sum of One Hundred Fifty Thousand and no/100 Dollars ($150,000.00) as advanced compensation for services rendered by PLL under the terms of this Agreement.

     5.   Settlement of Amounts Due PLL and LSAI.

     A. In connection with the First Installment Payment under the Asset Purchase Agreement, the total compensation due to PLL for services under this Agreement shall be determined based on the net billings and LSAI's direct costs of operating the Greenville, South Carolina office during the period in which this Agreement remained in effect.

     B. Simultaneously with receipt of said First Installment Payment from LSAI, PLL agrees to remit to LSAI an amount equal to the sum of the following:

     (1) five percent (5%) of the "Net Billings" for the forensic drug testing services performed under this Agreement;

     (2) the direct costs of operating the Greenville, South Carolina office during the term of this Agreement; and

     (3) One Hundred Fifty Thousand Dollars ($150,000) in reimbursement of the advanced compensation paid to PLL by LSAI pursuant to Section 4 of this Agreement.

     6. Records. PLL shall keep accurate records of all tests performed pursuant to the terms of this Agreement. PLL shall have full ownership rights in the records and in the specimens and samples used in the testing performed under this Agreement, and agrees to retain all such records for such periods of time as required by applicable statutes, rules and regulations. During such period as PLL is required by statutes, rules or regulations to retain such records, upon written request by LSAI, PLL shall make available to LSAI all such records and specimens and samples as shall be reasonably required.

     7. Standards. PLL shall ensure that services under this Agreement are at all times rendered in a competent and professional manner and in compliance with all applicable standards, statutes, regulations, rules and directives. PLL

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shall at all times meet the licensing requirements of the State of Mississippi, as well as the federal certification requirements, and shall be accredited by the Substance Abuse and Mental Health Services Administration ("SAMHSA") and/or the College of American Pathologist Forensic Urine Drug Testing ("CAPFUDT"). All services performed hereunder shall be done in conformity with the standards of quality of the field, as set forth by SAMHSA and CAPFUDT.

     8. Status of Parties. In the performance of services under this Agreement, PLL and its agents, contractors and employees shall at all times act as independent contractors of LSAI. Nothing in this Agreement shall be construed in such a manner as to constitute PLL or any of its employees as an employee, agent, partner of or joint venturer with LSAI. LSAI shall neither have nor exercise any specific control or direction over the particular methods by which PLL shall perform the services required by this Agreement. Nothing in this Agreement shall be construed to interfere with or otherwise affect the independent professional judgement of PLL in rendering services hereunder.

     9. Insurance and Indemnification. PLL shall purchase and maintain professional liability insurance in accordance with its established corporate policy, naming as insureds its professional personnel providing services under this Agreement. In the event such insurance maintained by PLL is on a claims basis as opposed to an occurrence basis, PLL shall also obtain "tail insurance."

     Each party to this Agreement shall be responsible for its own acts and/or omissions and for those of its employees, officers, directors and agents in the performance of services under this Agreement; and neither party should be responsible for the acts or omissions of the other party, its employees, officers, directors or agents. PLL and LSAI mutually agree to protect, defend, indemnify and hold the other free and harmless from any and all losses, damages, claims or causes of action, and expenses connected therewith (including reasonable attorneys fees) caused by the sole negligence, malfeasance, malpractice or other actions or omissions of the other party to this Agreement, its employees, officers, directors or agents.

     10.  Effective Date, Transition Period and Termination.

     A. This Agreement shall become effective on February 1, 1997 or such later date on which the Closing of the sale of assets by PLL to LSAI occurs (the "Effective Date") and shall remain in effect during the Transition Period. The Transition Period shall begin on the Effective Date 0*" this Agreement and shall end on February 28, 1997.

     B. Notwithstanding the preceding paragraph, this Agreement shall terminate, at the election of either party, in the event of the failure of the other party to perform the services or pay the fees required hereunder, on the date written notice is given by personal delivery or first-class mail to the defaulting party.

     11. Entire Agreement. This Agreement contains the entire Agreement between the parties hereto and supersedes all prior agreements, contracts and undertakings whether written or oral between the parties related to the subject matter hereof. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     12. Assignment. This Agreement shall be binding upon and enure to the benefit of PLL and LSAI and to their respective successors. The duties and obligations of the parties hereto shall not be assigned by either party without the written consent of the other party to this Agreement.

     13. Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Mississippi.

     14. Amendment. This Agreement may be amended at any time by written agreement signed by both parties hereto.

     IN WITNESS WHEREOF, the parties have duly executed this Agreement on the date first written above.

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

                               PATHOLOGY LABORATORIES, LTD.

                               BY: /s/ JERRY T. FOSSELMAN
                                  ----------------------------------------------
                                         Jerry T. Fosselman, President

                               LABORATORY SPECIALISTS OF AMERICA, INC.

                                BY: /s/ JOHN SIMONELLI
                                   ---------------------------------------------
                                         John Simonelli, Chief Executive Officer

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